UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-295138), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 6, 2026, A2Z Cust2Mate Solutions Corp. (the “Company”) furnished a Report on Form 6-K (the “Prior Report”) announcing the completion of its acquisition of Heidia Ltd. (“Hedia”). The Company is furnishing this Report on Form 6-K to supplement the Prior Report with summaries and copies of the agreements entered into in connection with the acquisition. An English translation of the Share Purchase Agreement, dated as of October 6, 2026, and the Share Issuance, Lock-Up and Holdback Agreement, dated as of October 6, 2026, are attached hereto as Exhibits 99.1 and 99.2, respectively.

Share Purchase Agreement

On October 6, 2026, the Company’s wholly owned subsidiary, A2Z Advanced Solutions Ltd. (the “Purchaser”), entered into a Share Purchase Agreement with O. Gal Enterprises Ltd. (the “Seller”), Ofer Gal and Hedia (the “SPA”), pursuant to which the Purchaser acquired all outstanding shares of Hedia. The SPA provides for base consideration of NIS 25,292,000 in cash, subject to the adjustments specified therein, and 833,333 common shares of the Company. The Seller may receive up to NIS 20,000,000 in additional cash consideration based on Hedia’s 2027 and 2028 revenues, subject to the SPA’s calculation provisions. Specified sales of Hedia or substantially all of its assets may trigger entitlement to the additional consideration regardless of achievement of the revenue targets.

The SPA separately provides for a NIS 13,691,000 dividend by Hedia to the Seller. It also contains representations, warranties and covenants, including noncompetition and nonsolicitation restrictions, and seller indemnification obligations subject to specified thresholds, survival periods, and certain set-off and withholding rights.

Share Issuance, Lock-Up and Holdback Agreement

In connection with the acquisition, the Company and the Seller entered into the Share Issuance, Lock-Up and Holdback Agreement, dated as of October 6, 2026, governing the 833,333 common shares issued for the benefit of the Seller through a trustee. The shares have not been registered under the Securities Act of 1933, as amended, and are subject to applicable transfer restrictions. Subject to the agreement, 208,333 shares are scheduled for release from lock-up on April 6, 2027, 208,333 shares on December 31, 2027, and 416,667 shares on October 6, 2029.

Shares remaining subject to lock-up may be forfeited without consideration upon specified departure or termination events involving Ofer Gal or Hedia’s chief executive officer, subject to stated exceptions and succession provisions, or qualifying losses or reductions in business with a material customer if Hedia’s revenues for the following calendar year do not exceed NIS 60,000,000. Unreleased shares may also be forfeited to satisfy indemnification obligations under the SPA. The agreement provides for contingent piggyback registration rights if the Company fails to timely complete specified procedures for removing legends and delivering shares, subject to the conditions set forth therein.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement and the Share Issuance, Lock-Up and Holdback Agreement, attached hereto as Exhibits 99.1 and 99.2, respectively, each of which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z Cust2Mate Solutions CORP.
(Registrant)

Date: November 5, 2026	By	/s/ Gadi Graus
Gadi Graus
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1*	Share Purchase Agreement, dated as of October 6, 2026, by and among A2Z Advanced Solutions Ltd., O. Gal Enterprises Ltd., Ofer Gal and Heidia Ltd. (English translation).
99.2*	Share Issuance, Lock-Up and Holdback Agreement, dated as of October 6, 2026, by and between A2Z Cust2Mate Solutions Corp. and O. Gal Enterprises Ltd.

* Certain identified information has been excluded from the Exhibits because it is both (i) not material and (ii) the type of information that the Company treats as private or confidential. Certain personal information has also been omitted pursuant to Item 601(a)(6) of Regulation S-K. Omissions are indicated by [***]. Certain schedules, exhibits and appendices to Exhibit 99.1 have been omitted because they are not material; the omitted items are identified in the agreement. The Company agrees to furnish supplementally an unredacted copy of the Exhibits, and a copy of any omitted schedule, exhibit or appendix, to the Securities and Exchange Commission upon request.